                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 15

  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number 1-3074

                        Sterling Healthcare Group, Inc.
                        -------------------------------
             (Exact name of registrant as specified in its charter)

             6855 Red Road, Suite 400, Coral Gables, Florida, 33134
             ------------------------------------------------------
                                 (305) 665-1911
                                 --------------
                       (Address, including zip code, and
            telephone number, including area code, of registrant's
                         principal executive offices)

                   Common Stock, par value, $.0001 per share
                   -----------------------------------------
            (Title of each class of securities covered by this Form)

  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains) None

  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)                 [X]    Rule 12h-3(b)(1)(i)       [_]
Rule 12g-4(a)(1)(ii)                [_]    Rule 12h-3(b)(1)(ii)      [_]
Rule 12g-4(a)(2)(i)                 [_]    Rule 12h-3(b)(2)(i)       [_]
Rule 12g-4(a)(2)(ii)                [_]    Rule 12h-3(b)(2)(ii)      [_]
                                           Rule 15d-6                [_]

  Approximate number of holders of record as of the certification or notice date:
                                      One

  Pursuant to the requirements of the Securities Exchange Act of 1934, (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                           FPA Medical Management, Inc.



Date:  November 4, 1996                    By: /s/James A. Lebovitz
     -------------------                      --------------------------
                                            James A. Lebovitz
                                            Senior Vice President and General
                                            Counsel

  Instruction This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the Form shall be typed or printed under the signature.